Barclays Capital Inc.
745 Seventh Avenue, New York, New York 10019

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue, New York, New York 10010

Morgan Stanley & Co. LLC
1585 Broadway, New York, New York 10036

July 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    H. Roger Schwall

Re:                             AdvancePierre Foods Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-210674)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of AdvancePierre Foods Holdings, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Washington, D.C. time, on July 14, 2016 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)                                     Dates of distribution: July 5, 2016 through the date hereof.

(ii)                                  Number of prospectuses distributed: a total of approximately 4,906 copies of the preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)                               We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC

MORGAN STANLEY & CO. LLC

As Representatives of the Underwriters

By BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

By CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ajit Dogra
Name: Ajit Dogra
Title: Director

By MORGAN STANLEY & CO. LLC

By:	/s/ Edward Molloy
Name: Edward Molloy
Title: Managing Director